Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the extraordinary general meeting of shareholders of Centogene N.V. (the "Company") to be held on December 18, 2020 at 3.00pm Amsterdam time (CET) at Sheraton Amsterdam Airport Hotel and Conference Centre, Schiphol Boulevard 101, 1118 BG Schiphol, the Netherlands (the "EGM").

The agenda for the EGM is as follows:

1.	Opening

2.	Appointment of Dr. Andrin Oswald, M.D., as managing director of the Company (voting item)

3.	Re-appointment of Mr. Richard Stoffelen as managing director of the Company (voting item)

4.	Appointment of Dr. Jonathan Sheldon as supervisory director of the Company (voting item)

5.	Supervisory board compensation (voting item)

6.	Closing

No business shall be voted on at the EGM, except such items as included in the above-mentioned agenda.

The record date for the EGM is November 20, 2020 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the EGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the EGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the EGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the EGM (an "Attendance Notice") no later than 6:00 a.m. CET on the fourth day prior to the EGM (the "Cut-off Time"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the EGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the EGM. A proxy form can be downloaded from the Company's website (http://www.centogene.com).

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Centogene N.V.

c/o Mr. Frank Volpers

Am Strande 7

18055 Rostock

Germany

(Frank.Volpers@centogene.com)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the EGM.

EXPLANATORY NOTES TO THE AGENDA

2.	Appointment of Dr. Andrin Oswald, M.D., as managing director of the Company (voting item)

The Company's supervisory board (the "Supervisory Board") has made a binding nomination to appoint Dr. Oswald as a managing director of the Company for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025. Dr. Oswald will serve as the Company's Chief Executive Officer.

Dr. Oswald was most recently the Delegate for COVID-19 Vaccines and Immunotherapies for the Federal Government of Switzerland, helping develop response and procurement strategies while advising the Swiss government on key decisions.

Prior to that, he was Director of Life Science Industry Engagement and Partnerships at the Bill & Melinda Gates Foundation, a role he held for four years in which he led the Foundation’s engagement with the industry and supported teams in developing and advancing its Global Health and Development priorities in R&D and delivery technologies. Prior to his role at the Bill & Melinda Gates Foundation, he oversaw business integration at GlaxoSmithKline, working directly with the CEO to advise on business and integration strategy. Before joining GlaxoSmithKline, Dr. Oswald spent more than 10 years in a variety of leadership roles at Novartis, including serving as Assistant to the Chairman and CEO of Novartis International AG; Country President for Novartis South Korea; Head of Global Development Franchises and a member of the Executive Committee for Novartis Pharma; and ultimately, CEO/Division Head of Novartis Vaccines & Diagnostics and a member of the Novartis Executive Committee, based in Boston. Dr. Oswald began his career in 1999 with McKinsey & Company, where he worked in various roles managing relationships and supporting projects with leading pharmaceutical and diagnostics companies in Europe and the U.S.

Throughout his career Dr. Oswald has also served on several boards, including the Novartis Foundation for Sustainable Development in Basel, Switzerland; the Global Health Innovation Technology Fund in Tokyo, Japan; and the Global Health Investment Corporation, where he was also a founding member.

3.	Re-appointment of Mr. Richard Stoffelen as managing director of the Company (voting item)

The initial term of office of Mr. Stoffelen will end in 2021. The Supervisory Board has made a binding nomination to re-appoint Mr. Stoffelen as a managing director of the Company for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025. Mr. Stoffelen will continue to serve as the Company's Chief Financial Officer.

4.	Appointment of Dr. Jonathan Sheldon as supervisory director of the Company (voting item)

The Supervisory Board has made a binding nomination to appoint Dr. Jonathan Sheldon as a supervisory director of the Company for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2025.

Mr. Sheldon (age 49) leads QIAGEN's market-leading position in bioinformatics. Dr. Sheldon came to QIAGEN from Oracle, where he was Global Vice President leading Oracle's Healthcare business globally in the Health Sciences Global Business Unit and served on the executive committee. Previously, he established the bioinformatics group and served as Head of Bioinformatics at Roche (UK) Pharmaceuticals, as well as providing leadership in software firms serving the life science and healthcare sectors. He serves on the Board of Directors of the Drug Information Association (DIA). He received his B.Sc. in Biochemistry and Molecular Biology from the University of Manchester, and his Ph.D. in Biochemistry and Molecular Biology from the University of Cambridge.

5.	Supervisory Board compensation (voting item)

At the recommendation of the Company's compensation committee (the "Compensation Committee"), the Supervisory Board proposes the following changes to the compensation packages of the Supervisory Board members:

Cash component:

a.	Each member of the Supervisory Board shall receive a fixed cash fee of EUR 80,000 (gross) per annum;

b.	the chairman of the Supervisory Board (the "Chairman") shall receive an additional fixed cash fee of EUR 60,000 (gross) per annum as of the financial year 2023;

c.	the vice-chairman of the Supervisory Board (the "Vice-Chairman") shall receive an additional fixed cash fee of EUR 40,000 (gross) per annum as of the financial year 2023;

d.	the chairman of the Company's audit committee (the "Audit Committee") shall receive an additional fixed cash fee of EUR 40,000 (gross) per annum;

e.	the chairman of the Compensation Committee shall receive an additional fixed cash fee of EUR 8,000 (gross) per annum;

f.	if a Supervisory Board member would serve as such and/or in any of the additional capacities described above for part, but not all, of a financial year, the fixed cash fees referred to above shall be adjusted and, if already paid, shall promptly be reimbursed by such Supervisory Board member to the Company on a pro rata tempore basis; and

g.	for the financial year 2020, the Supervisory Board members' cash compensation already paid to them shall reduce their entitlement to the fixed cash fees referred to above.

Equity component under the Company's long-term incentive plan:

a.	Each member of the Supervisory Board shall annually receive an award of options ("Options") and restricted stock units ("RSUs") for ordinary shares in the Company's capital ("Shares") (such Options and RSUs collectively, the "LTIs") with a value of EUR 80,000 multiplied by the LTI Factor (as defined below);

b.	the Chairman shall annually receive additional LTIs with a value of EUR 60,000 multiplied by the LTI Factor (as defined below) as of the financial year 2023;

c.	the Vice-Chairman shall annually receive additional LTIs with a value of EUR 40,000 multiplied by the LTI Factor (as defined below) as of the financial year 2023;

d.	the chairman of the Audit Committee shall annually receive additional LTIs with a value of EUR 40,000 multiplied by the LTI Factor (as defined below);

e.	the chairman of the Compensation Committee shall annually receive additional LTIs with a value of EUR 8,000 multiplied by the LTI Factor (as defined below);

f.	the LTIs shall be granted retrospectively for the preceding financial year following the audit of the Company's annual accounts over such financial year;

g.	each LTI shall consist of:

i.	RSUs for 75% of the value of the LTI; and

ii.	Options for 25% of the value of the LTI;

h.	for the purpose of calculating the value of the LTIs:

i.	the assumed value of an Option shall be 66.67% of the End of Year VWAP (as defined below);

i.	the assumed value of an RSU shall be 100% of the End of Year VWAP (as defined below); and

ii.	the "End of Year VWAP" shall be the volume-weighted average stock price of the Shares on the principal stock exchange where they have been admitted for trading calculated over a 60 trading day period preceding December 31 of the financial year preceding the relevant Grant Date;

j.	the "LTI Factor" for the LTIs shall be calculated as follows:

k.	the LTI Factor shall be 100% if the End of Year VWAP for the financial year preceding the relevant Grant Date (the "Reference FY") exceeds the End of Year VWAP for the financial year preceding the Reference FY by at least 25%;

i.	the LTI Factor shall be 75% if the End of Year VWAP for the Reference FY exceeds the End of Year VWAP for the financial year preceding the Reference FY by at least 15% but less than 25%; and

ii.	the LTI Factor shall be 50% if the End of Year VWAP for the Reference FY exceeds the End of Year VWAP for the financial year preceding the Reference FY by less than 15%;

iii.	provided, however, that (x) for the LTIs to be granted in the financial year 2021 (for which the financial year 2020 is the Reference FY), an LTI Factor of 100% shall apply and (y) for the financial year 2022 (for which the financial year 2021 is the Reference FY), the LTI Factor shall be calculated by reference to the excess of the End of Year VWAP for the Reference FY over EUR 25.00;

l.	the LTIs shall:

i.	vest in four equal instalments on each relevant anniversary of the Grant Date:

ii.	vest in full upon the occurrence of a Change of Control, provided the holder of the LTIs is an Eligible Participant on the date of such Change of Control;

iii.	expire on the ten year anniversary of the applicable Grant Date;

iv.	not be subject to any performance criteria (without prejudice to the applicable LTI Factor);

v.	have no exercise price (as regards the RSUs comprised in the LTIs) and shall have FMV (as defined in the Company's long-term incentive plan) as exercise price (as regards the Options comprised in the LTIs); and

vi.	be settled in Shares.

m.	if a Supervisory Board member would serve as such and/or in any of the additional capacities described above for part, but not all, of a financial year, the entitlement to the LTIs shall be adjusted and, if already made, shall promptly be forfeited by such Supervisory Board member on a pro rata tempore basis; and

n.	if a Supervisory Board member was in office during all or part of a financial year but would cease to be a Supervisory Board member before the LTIs are granted for such financial year, such former Supervisory Board member shall retain his or her entitlement to such LTIs subject to the terms set forth above.

Each of Mr. Hubert Birner, Mr. Guido Prehn and Mr. Eric Souêtre has waived the equity component of his compensation as described above, for the duration of his term as a member of the Supervisory Board.

Grants of additional RSUs to Mr. Flemming Ørnskov (in substitution of certain IPO-Options) and Mr. Peer Schatz in connection with extraordinary efforts over the past period:

a.	Mr. Schatz is granted 300,000 RSUs.

b.	Mr. Ørnskov is granted 300,000 RSUs.

c.	The abovementioned RSUs granted to Mr. Ørnskov are granted subject to the entering into of an award agreement between Mr. Ørnskov and the Company which will replace the award agreement entered into between Mr. Ørnskov and the Company at the time of the initial public offering of the Shares pursuant to which Mr. Ørnskov will forfeit the Options awarded to him thereunder in exchange for the RSUs granted to him pursuant to abovementioned resolution.

d.	with respect to the RSUs granted to Mr. Schatz, these shall vest in four equal annual instalments on each relevant anniversary of November 25, 2020;

e.	with respect to the RSUs granted to Mr. Ørnskov:

i.	33% of these RSUs shall vest immediately upon the adoption of these resolutions;

ii.	the remaining 67% of these RSUs shall vest in two equal annual instalments on each relevant anniversary of 1 October;

iii.	shall vest in full upon the occurrence of a Change of Control, provided the holder of the Awards is an Eligible Participant on the date of such Change of Control;

f.	shall expire on the ten year anniversary of the applicable Grant Date;

g.	shall not be subject to any other performance criteria;

h.	shall have no exercise price; and

i.	shall be settled in Shares.